Exhibit 99.1

BANCO ITAÚ HOLDING FINANCEIRA S.A.

Announcement to the Market

São Paulo, Brazil, July 20, 2007. The management of Banco Itaú Holding Financeira S.A.

(BOVESPA: [ITAU3 and ITAU4]; and NYSE: ITU) (the “Bank”) hereby announces that on June 29, 2007, the Bank filed its annual report on Form 20-F for the fiscal year ended December 31, 2006 (the “2006 Form 20-F”) with the U.S. Securities and Exchange Commission (the “SEC”). The 2006 Form 20-F is available on both the SEC’s website at www.sec.gov and on the Bank’s website at www.itauir.com.

In addition, shareholders may receive a hard copy of the Bank’s complete audited Financial Statements, free of charges, by requesting at the Investor Relations Department of Banco Itaú Holding Financeira S.A., by email: investor.relations@itau.com.br.

Any further information or questions regarding the 2006 Form 20-F may be obtained by contacting the Investor Relations department of Banco Itaú Holding Financeira S.A.